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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)
CLOSURE OF REGISTER OF MEMBERS

The board of directors of Semiconductor Manufacturing International Corporation (the “Company”) hereby announces that for determining the entitlement to attend and vote at the forthcoming annual general meeting of the Company (“AGM”) to be held on Friday, 27 June 2014, the register of members of the Company will be closed from Wednesday, 25 June 2014 to Friday, 27 June 2014, both days inclusive, during which period no transfer of shares in the Company (“Shares”) will be registered. In order to be eligible to attend and vote at the AGM, all properly completed transfer forms accompanied by the relevant share certificates must be lodged with the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4: 30 p.m. on Tuesday, 24 June 2014. All persons who are registered holders of the Shares on 27 June 2014, the record date of the AGM, will be entitled to attend and vote at the AGM.

Semiconductor Manufacturing International Corporation Dr. Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai, 12 June 2014

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhang Wenyi (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang (Chief Financial Officer)

Non-executive Directors
Chen Shanzhi (Li Yonghua as his Alternate)
Lawrence Juen-Yee Lau (Datong Chen as his Alternate)
Zhou Jie

Independent Non-executive Directors
William Tudor Brown
Sean Maloney
Frank Meng
Lip-Bu Tan